William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

4th May 2010

SUPPL **SEC No. 82-34679**

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA


10015664

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  April 14th; 14th; 16th; 16th; 23rd; 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 April 2010 16:22
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1998K
William Hill PLC
14 April 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 April 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC GB0031698896

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	UBS Global Asset Manag Entities)
4. Full name of shareholder(s) (if different from 3.):	CCR Asset Management UBS Global Asset Manag Inc UBS Global Asset Manag UBS Global Asset Manag UBS Global Asset Manag GmbH UBS Global Asset Manag UBS Global Asset Manag
5. Date of the transaction and date on which the threshold is crossed or reached:	9 April 2010
6. Date on which issuer notified:	13 April 2010
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	
A: Voting rights attached to shares	

Class/type of shares	**Situation previous to the triggering transaction**		**Resulting situation after the triggerin**	

If possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0031698896	No previous disclosure	No previous disclosure	35,207,797	1,952,904	32,792,866	0.28%	4.67%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
Equity Swaps/ CFD	1	31 Dec 2049	39 Years	**462,027**	0.07%	-

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
35,207.797	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

CCR Asset Management - 290,554 - 0.04%
UBS Global Asset Management (Americas) Inc - 716,162 - 0.10%
UBS Global Asset Management (Australia) Ltd - 40,942 - 0.01%
UBS Global Asset Management (Canada) Co. - 31,425 - 0.00%
UBS Global Asset Management (Deutschland) GmbH - 339,200 - 0.05%
UBS Global Asset Management (UK) Limited - 31,836,610 - 4.54%
UBS Global Asset Management Life Limited - 1,952,904 - 0.28%

Proxy Voting:	
10. Name of the proxy holder:	UBS Global Asset Management on behalf of a number of clients
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Alexa Koenig / Brigitte Schwarz
15. Contact telephone number:	+41 44 239 6299

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 April 2010 16:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 2001K
William Hill PLC
14 April 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 April 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC GB0031698896

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	UBS Global Asset Manage Entities)
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	12 April 2010
6. Date on which issuer notified:	14 April 2010
7. Threshold(s) that is/are crossed or reached:	Below Notifiable Threshold

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering**		
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	
			Direct	**Direct**	**Indirect**
GB0031698896	35,207,797	35,207,797	Below Notifiable Threshold	Below Notifiable Threshold	Below Notifiable Threshold

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
				Below Notifiable Threshold	Below Notifiable Threshold	-

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
Below Notifiable Threshold	Below Notifiable Threshold

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	UBS Global Asset Management on behalf of a number of clients
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Alexa Koenig / Brigitte Schwarz
15. Contact telephone number:	+41 44 239 6299

END

HOLMMGMDKDNGGZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 16 April 2010 13:59
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3299K
William Hill PLC
16 April 2010

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
16 April 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	William Hill PLC GB0031698896

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying fina instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	UBS Global Asset Management (Tra Entities)
4. Full name of shareholder(s) (if different from 3.):	CCR Asset Management UBS Global Asset Management (Am UBS Global Asset Management (Au: UBS Global Asset Management (Ca UBS Global Asset Management (De GmbH UBS Global Asset Management (UK UBS Global Asset Management Life
5. Date of the transaction and date on which the threshold is crossed or reached:	13 April 2010
6. Date on which issuer notified:	15 April 2010
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	
A: Voting rights attached to shares	

Class/type of shares If possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0031698896	Below Notifiable Threshold	Below Notifiable Threshold	34,930,488	1,967,522	32,962,966	0.28%	4.70%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
Equity Swaps/ CFD	1	31 Dec 2049	39 Years	462,027	0.07%	-

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
35,392,515	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

CCR Asset Management - 290,554 - 0.05%
UBS Global Asset Management (Americas) Inc - 716,162 - 0.10%
UBS Global Asset Management (Australia) Ltd - 40,942 - 0.01%
UBS Global Asset Management (Canada) Co. - 31,425 - 0.00%
UBS Global Asset Management (Deutschland) GmbH - 339,200 - 0.05%
UBS Global Asset Management (UK) Limited - 32,006,710 - 4.56%
UBS Global Asset Management Life Limited - 1,967,522 - 0.28%

Proxy Voting:	
10. Name of the proxy holder:	UBS Global Asset Management on behalf of a number of clients
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name and address:	Alexa Koenig / Brigitte Schwarz
15. Contact telephone number:	+41 44 239 6299

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 16 April 2010 12:57
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3231K
William Hill PLC
16 April 2010

William Hill PLC

Notice of Interim Management Statement

16 April 2010

William Hill PLC (LSE: WMH) will issue an Interim Management Statement for the 13 weeks ended 30 March 2010 on Thursday, 29 April 2010.

A conference call will be held at 8.15a.m.GMT. Dial-in details for the call are:

UK telephone: 0845 634 0041
International: +44 (0)20 8817 9301
Passcode: 2717329

An archive of the call will be available for a period of one week. Dial-in details for the archive call are:

UK telephone: 020 7769 6425
International: +44 (0)20 7769 6425
Passcode: 2717329

An audio webcast of the call will be available at www.williamhillplc.co.uk

Enquiries:

William Hill PLC
Lyndsay Wright, Director of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy / Tom Williams
Tel: 020 7404 5959

END

MSCLLFSLSFIRLII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 April 2010 11:26
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6929K
William Hill PLC
23 April 2010

23 April 2010

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including 22 April 2010

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 22 April 2010.

1. **RNS Announcements**

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk.

DATE	ANNOUNCEMENT
16 Apr 2010	William Hill PLC - Holding(s) in Company
16 Apr 2010	William Hill PLC - Notice of Interim Management Statement
14 Apr 2010	William Hill PLC - Holding(s) in Company
14 Apr 2010	William Hill PLC - Holding(s) in Company
31 Mar 2010	William Hill PLC - Total Voting Rights
23 Mar 2010	William Hill PLC - Annual Financial Report
09 Mar 2010	William Hill PLC - Director/PDMR Shareholding
04 Mar 2010	William Hill PLC - Director/PDMR Shareholding
04 Mar 2010	William Hill PLC - Statement re Treasury Shares
02 Mar 2010	William Hill PLC - Director/PDMR Shareholding
02 Mar 2010	William Hill PLC AXA S.A. - Holding(s) in Company
01 Mar 2010	Eckoh PLC William Hill PLC - Eckoh secures renewal of William Hill contract
26 Feb 2010	William Hill PLC - Playtech Limited - Final Results - Part 1
26 Feb 2010	William Hill PLC - Playtech Limited - Final Results - Part 3
26 Feb 2010	William Hill PLC - Playtech Limited - Final Results - Part 2
25 Feb 2010	William Hill PLC AXA S.A. - Holding(s) in Company
22 Feb 2010	William Hill PLC - Statement re Treasury Shares
10 Feb 2010	William Hill PLC - Holding(s) in Company
10 Feb 2010	William Hill PLC - Holding(s) in Company
09 Feb 2010	William Hill PLC - Notice of Results
05 Feb 2010	William Hill PLC - Statement re Treasury Shares
01 Feb 2010	William Hill PLC - Total Voting Rights
01 Feb 2010	William Hill PLC - Holding(s) in Company

25 Jan 2010	William Hill PLC - Statement re Treasury Shares
21 Jan 2010	William Hill PLC - Sale of Spain joint venture
20 Jan 2010	William Hill PLC - Appointment of joint broker
20 Jan 2010	William Hill PLC - Trading Statement
12 Jan 2010	William Hill PLC - Statement re Treasury Shares
06 Jan 2010	William Hill PLC - Notification of Trading Update
31 Dec 2009	William Hill PLC - Total Voting Rights
07 Dec 2009	William Hill PLC - Statement re Treasury Shares
30 Nov 2009	William Hill PLC - Director Declaration
24 Nov 2009	William Hill PLC - Board and senior management change
23 Nov 2009	William Hill PLC - Analyst and Investor Event
10 Nov 2009	William Hill PLC - Publication of Prospectus
06 Nov 2009	William Hill PLC - Launch of £300m debut corporate bond
30 Oct 2009	William Hill PLC - Total Voting Rights
23 Oct 2009	William Hill PLC - Statement re Treasury Shares-Replacement
23 Oct 2009	William Hill PLC - Statement re Treasury Shares
09 Oct 2009	William Hill PLC - Statement re Treasury Shares
01 Oct 2009	William Hill PLC - Total Voting Rights
29 Sep 2009	William Hill PLC - Statement re Treasury Shares
24 Sep 2009	William Hill PLC - Statement re Treasury Shares
21 Sep 2009	William Hill PLC - Holding(s) in Company
16 Sep 2009	William Hill PLC - Holding(s) in Company
10 Sep 2009	William Hill PLC - Statement re Treasury Shares
02 Sep 2009	William Hill PLC - Total Voting Rights
01 Sep 2009	William Hill PLC - Holding(s) in Company
27 Aug 2009	William Hill PLC - Statement re Treasury Shares
27 Aug 2009	Communisis PLC - Contract Win
20 Aug 2009	William Hill PLC - Holding(s) in Company
17 Aug 2009	William Hill PLC - Statement re Treasury Shares
13 Aug 2009	William Hill PLC - Statement re Treasury Shares
11 Aug 2009	William Hill PLC - Statement re Treasury Shares
04 Aug 2009	William Hill PLC - Interim Results - Part 3
04 Aug 2009	William Hill PLC - Interim Results - Part 2
04 Aug 2009	William Hill PLC - William Hill Online to move Sportsbook
04 Aug 2009	William Hill PLC - Interim Results - Part 1
27 Jul 2009	William Hill PLC - Holding(s) in Company
23 Jul 2009	William Hill PLC - Notice of Interim Results
21 Jul 2009	William Hill PLC - Statement re Playtech update
01 Jul 2009	William Hill PLC - Statement re Treasury Shares - Replacement
01 Jul 2009	William Hill PLC - Total Voting Rights
30 Jun 2009	William Hill PLC - Statement re Treasury Shares
23 Jun 2009	REG-William Hill - PLC Statement re Treasury Shares
16 Jun 2009	REG-William Hill PLC - Statement re Treasury Shares
08 Jun 2009	William Hill PLC - Holding(s) in Company
01 Jun 2009	William Hill PLC - Total Voting Rights
19 May 2009	William Hill PLC - Statement re Treasury Shares
14 May 2009	William Hill PLC - Statement re Spain joint vent
12 May 2009	William Hill PLC - Directorate Change
12 May 2009	William Hill PLC - AGM Resolutions
30 Apr 2009	William Hill PLC - Total Voting Rights
30 Apr 2009	

	William Hill PLC - Statement re Treasury Shares
30 Apr 2009	William Hill PLC - Interim Management Statement
24 Apr 2009	William Hill PLC - Statement re Treasury Shares
22 Apr 2009	William Hill PLC - Annual Information Update

2. **Documents Filed at Companies House**

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

22 April 2010	TM01	Resignation of Director - Simon Lane
27 January 2010	AR01	Annual Return
28 July 2009	Form 169A(2)	Cancellation/sales of shares from Treasury
28 May 2009	AA	Accounts for year ended 30 December 2009
22 May 2009	363a	Annual Return up to 8 May 2009
22 May 2009	RES01	Alteration to Memorandum and Articles
22 May 2009	RES09	Authority to Purchase Shares other than from Capital
22 May 2009	RES13	Authority to make donations
22 May 2009	RES11	Disapplication of Pre-Emption Rights
22 May 2009	RES10	Authorised Allotment of Shares and Debentures
19 May 2009	288b	Resignation of Director - Barry Gibson
22 April 2009	88(2)	Return of Allotment of Shares
22 April 2009	RES10	Authorised Allotment of Shares and Debentures
22 April 2009	RES11	Disapplication of Pre-Emption Rights
27 February 2009	169A(2)	Cancellation/Sale of Shares from Treasury

3. **Documents published and sent to shareholders or filed with the UKLA viewing facility at:**

Financial Services Authority
The North Colonnade
Canary Wharf
London E14 5HS

23 March 2010	Annual Report and Accounts 2009
23 March 2010	Notice of Annual General Meeting 2010
14 May 2009	Resolutions passed at AGM 2009

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

AIUUOURRROASUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 29 April 2010 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0020L
William Hill PLC
29 April 2010

Interim Management Statement

29 April 2010

Overview

William Hill PLC (William Hill or the Group) (LSE: WMH), a leading international betting and gaming company, announces its interim management statement for the 13 weeks ended 30 March 2010 (the period). All comparisons are with the 13 weeks ended 31 March 2009.

The Group delivered a good performance in the period, with net revenue increasing by 1%. Pre-exceptional operating profit(1) increased by 3% reflecting a strong performance from William Hill Online which countered the Retail OTC performance last year.

Key highlights

- Group net revenue +1%, operating profit +3%
- William Hill Online growth gained momentum
  - New accounts +31%, unique active players +15%
  - Strong Sportsbook performance with turnover +51% and net revenue +79%
  - Net revenue +25%, operating profit +51%
- Overall Retail turnover showed positive growth
  - Turnover +4%
  - Machines gross win +9%
  - 'Storm' roll-out complete
  - Maintaining focus on cost control with underlying costs +1%
  - OTC gross win -11% against strong comparator in 2009
  - Net revenue -4%, operating profit -13%

Ralph Topping, Chief Executive of William Hill, commented:

"I am satisfied with our performance this early in the year, with an improvement shown in overall Retail turnover levels and good growth from William Hill Online in revenues, operating profit and new accounts.

"Current trading across the Group is encouraging and we have much to look forward to this summer with interest in the World Cup expected to be greater than ever. Kick-off times in South Africa are favourable for our UK and European customer base and we have experienced sustained growth in football betting since the last tournament. We continue to maintain a watchful eye on costs and are making significant investment in growing our international online business. Despite the continuing challenging market conditions, I am confident that we are on track to achieve our objectives for this year."

Divisional performance

(a) Retail

Retail turnover, comprising amounts wagered OTC and on gaming machines, increased by 4% in the period. Gross win fell by 3% with good growth in gaming machines offset by a lower gross win OTC. Net revenue was down 4%. The 1% difference against gross win reflects the return to the 17.5% VAT rate applied to gaming machines.

The OTC gross win margin was 17.5%, which is within our expected trading range of 17-18%. However, the margin was lower than the unusually high margin we experienced in 2009 of 18.8%, contributing to an 11% fall in gross win and net revenue.

Although there was severe weather in the first two months of 2010 that disrupted racing and sports fixtures, the number of weather-related cancellations in effect proved neutral in the first 13 weeks year-on-year. The sporting results overall were favourable and included a good performance during the four-day Cheltenham Festival, one of the busiest periods of the betting year.
Gaming machines continued to perform well, delivering a 9% increase in gross win (net revenue increase of 6% reflecting the increased VAT cost). Roll-out of the Inspired Gaming 'Storm' machines was completed on schedule in March 2010, with more than 6,200 machines now available in the Retail estate.

We continued to deliver strong cost control in Retail with operating costs flat in the period. Excluding the cost of closing 15 shops in the Republic of Ireland in 2009, costs increased by 2%. On an underlying basis, excluding development activities, costs increased by less than 1%.

Operating profit in Retail, however, was down 13%. The biggest factor in this decline was the abnormally high OTC gross win margin in the comparator period.

(b) Online

William Hill Online continued to perform well, building on the momentum we highlighted in our 2009 results statement in February 2010. In the first quarter, net revenue increased by 25% and operating profit was 51% higher. New accounts increased by 31% and unique active players grew by 15%.

Sportsbook made especially good progress, benefitting from the greater breadth and depth of our product offering and an improved in-play product. Net revenue was 79% higher than in 2009. Turnover increased 51% and we saw a 77% increase in turnover from in-play betting. The overall Sportsbook gross win margin improved from 6.6% in 2009 to 8.1% in 2010, reflecting structural improvements but also favourable results. The in-play margin was 4.6% and the pre-match margin was 9.7%.

Gaming continued to perform well. Net revenue was up 11%. Bingo witnessed a 53% increase in net revenue and casino grew by 11%. Poker, however, remained adversely affected by market conditions, principally the impact of higher liquidity

available at two gaming sites that accept US customers. Net revenue from poker dipped 11% in the period.

Operating profit was up 51% to £23.3m and Playtech's minority interest was £6.6m.

(c) Telephone

Telephone continued to face tough competition from overseas sources and the Board is looking at options to return the channel to greater profitability. Net revenue was flat year-on-year, though the gross win margin was higher than usual at 7.6%, resulting in a broadly break-even position.

Current trading and outlook

Current trading in the four weeks to 27 April, which included the Grand National on 10 April, was generally good, with a continuation of the positive trends seen in machines and William Hill Online. Although the Grand National result was not a good one for bookmakers, unlike last year, the overall results during Grand National week helped to compensate for this one poor result.

Fiscal and regulatory developments

In March, H.M. Treasury published the Budget for 2010, in which there are no significant changes on taxation and gaming duty, except an inflation-related rise in Amusement Machines Licence Duty (AMLD) on gaming machine from £2,215 to £2,285.

Material events, transactions and financial position

On 29 January 2010, the Group utilised its new forward start bank facilities to repay its outstanding bank loans totalling £375m. This had no impact upon the total net assets of the Group but changed the disclosure of its bank borrowings, which are now classified as non-current liabilities. Apart from the above, there have been no material events, or changes in the financial position of the Group.

Risks

Principal risks and uncertainties for the Group remain consistent with those disclosed on pages 32 and 33 of the 2009 Annual Report and Accounts. The principal risks to trading performance in the rest of 2010 are:

- the challenging economic climate continues to impact trading;
- a change to gross profits tax on machines in Retail at a rate higher than our tax neutral position and/or an increase in VAT, which is currently charged on machines;
- countries fail to regulate online gambling or do so in a way that prevents William Hill Online from operating effectively; and
- adverse sporting results.

References:
(1) Earnings before interest, taxation, exceptional items and amortisation relating to trade names, affiliate relationships and non-competition agreements

Enquiries:		
William Hill PLC	Ralph Topping, Chief Executive	Tel +44 (0) 20 8918 3614

	Lyndsay Wright, Director of IR	
Brunswick	Simon Sporborg Justine McIlroy Tom Williams	Tel: +44 (0) 20 7404 5959

Analyst conference call
Ralph Topping, Chief Executive will be hosting a conference call for analysts at 8.15 a.m. BST. Dial-in telephone number: 0845 634 0041 (international: +44 20 8817 9301), PIN 2717329. A replay of the call will be available for a period of one week on telephone number: 020 7769 6425 (international: +44 20 7769 6425), PIN 2717329. The call is also accessible by webcast at www.williamhillplc.com.

Notes to editors
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers with over 2,300 LBOs in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, gaming machines are offered in every LBO. The Group's online business, William Hill Online, is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

Glossary and abbreviations

AMLD	Amusement Machine Licence Duty, payable on gaming machines. For the B2/B3 gaming machines available in William Hill shops, we pay £2,215 per machine per year.
Category B2	With gaming machines, Category B2 games have a maximum stake of £100, maximum payout of £500 and each game is a minimum of 20 seconds.
Category B3	With gaming machines, Category B3 games have a maximum stake of £1, maximum payout of £500 and each game is a minimum of 2.5 seconds.
Category C	With gaming machines, Category C games have a maximum stake of 50 pence, maximum payout of £70.
EBIT	Earnings before interest and tax.
EBITA	Earnings before interest, tax and amortisation relating to trade names, affiliate relationships and non competition agreements as described in note 12 to the Group Financial Statements, excluding exceptional items.
Gross win and net revenue	Gross win and net revenue are used internally as key performance indicators of the Group's business. The Board believes presentation of gross win/net revenue enhances an investor's understanding of the Group's underlying financial condition and results of operations. Gross win is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines. For William Hill Online, it includes certain marketing-type costs, such as free bets. Gross win is being used as the primary top-line reporting measure for Retail OTC and machines in 2009 as the machines net revenue number is distorted by the temporarily lower VAT rate in 2009. Net revenue is the primary measure for Telephone and William Hill Online. This is defined as gross win less fair-

	value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in Retail. In Retail, net revenue is relevant to machines and represents gross win less VAT. All other betting tax charges in the Group are recorded in cost of sales.
Gross win margin / net revenue margin	This is a measure, *inter alia*, of the effect of sporting results on the business. The margin is defined as gross win/net revenue divided by amounts wagered. The margin is also affected by the mix of products with different margins and the amount of concessions or free bets offered to customers.
Pro forma	On 30 December 2008, William Hill acquired certain assets from Playtech and combined these with its existing interactive business to create William Hill Online. The pro forma numbers compare William Hill Online's 2009 performance with the combined 2008 results of William Hill's existing online business and the assets acquired from Playtech, as detailed in the announcement issued on 20 October 2008. All other numbers compare William Hill Online with William Hill's standalone interactive business.
William Hill Online	William Hill Online is a joint venture between William Hill and Playtech. William Hill owns 71% and Playtech 29%.

END

IMSLLFLTSVITFII